SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 11, 2010

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 11, 2010 By:__________________________________

Name: Andrés Cordero Title: General Director

To: SEC and NYSE

Important Information

Buenos Aires, Argentina, May 10, 2010 -- MetroGAS (NYSE: MGS) announced today following the presentation of its financial results for the first quarter ended March 31, 2010, that the Company continues to operate with frozen distribution tariffs after eleven (11) years, even despite having signed the Transitory Agreement on October 1st, 2008 with UNIREN, which was ratified by the executive powers through decree No. 234/09, and published in the Federal Register on April 14, 2009.

The tariff schedule cited in the decree is still under review by the Subsecretary of Coordination and Control following Resolution No. 2000/05 made by the Public Investment and Services at the Federal Planning Ministry for nine (9) months. On its behalf, the Company, has pushed and followed all the necessary steps to create with Nación Fideicomisos S.A. a trust in which all the increments derived from the approved tariff revisions will be deposited and used to finance public works.

Despite continuous demands to the corresponding authorities, MetroGAS has not been able to secure the tariff rates, contributions and other charges that significantly affect the company's costs in an ascending and disproportionate, which have increased over 200% in the period starting 2001 to 2009.

The Federal Government and the Gas Regulator Entity are fully aware of the Company's present financial difficulties because of the lack of definition of tariff rates that would contribute to solve the problem. The passivity with which the Government -which granted the license to the Company, and whose obligations are clearly established in the regulatory framework-, could compromise the much needed improvements of the essential assets, as well as maintenance, repair and replacement of essential assets, which useful life has expired. In addition, further deterioration could affect the Company's ability to generate cash flow to continue its operations and meet its debt payments.

As a result, and as it has been stated before, the Company has hired a financial advisor that is presently working with the Company to analyze all available alternatives.

The Company is focused on finding the best legal and financial solutions at its reach to solve the crisis. However, all efforts made so far by the Company have not been sufficient, unless the Federal Government honors its obligations under the License Renegotiation process - and the rest of the current applicable gas legislation-, which will give the Company the tariff revision necessary to establish a fair and reasonable tariff scheme that makes its operations sustainable in the medium and long term.

Without any further comments, kind regards,

Magdalena Gonzalez Garaño

Responsable de las Relaciones con el Mercado